Exhibit 3.1

BARBARA K. CEGAVSKE

Secretary of State

204 North Carson Street, Suite 1

Carson city, Nevada 89701-4520

(775) 684-5708

Website: www.nvsos.gov

Filed in the office of Barbara K. Cegavske Secretary of State State of Nevada	Document Number 20150273503-88
Filing Date and Time 06/16/2015 8:03 AM
Entity Number E0622352006-3

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78390 - After Issuance of Stock)

1. Name of corporation

AVATAR VENTURES CORP. E0622352006-3.

2. The articles have been amended as follows: (provide article numbers, if available)

Amendment to bylaw Section 7.5 / Proxies

"If under the unusual event the majority shareholder(s), who thus impede and or prevent the corporation from moving forward due to absence of at least a period of six (6) months, and upon exhaustion of the Board of Directors using all known avenues to contact such shareholder(s), the right to vote on behalf of those shares shall be transferred to the Board of Directors  so as the Board of Directors may execute it's fiduciary duties. In such extreme cases the Board of Directors also will reserve the right to veto any proxies in regards to the majority shareholders voting rights after the due diligence above is executed."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:  Board of Directors

4. Effective date of filing: (optional)    Date: ___________     Time: __________

5. Signature (required)

/s/ Edward Minnema